SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 333-75093
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Integra Bank Corporation
Employees’ 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Integra Bank Corporation
21 Southeast Third Street, Evansville, Indiana 47705

Required Information

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.
A.	Financial Statements and Schedules:
Report of Independent Registered Public Accounting Firm (for December 31, 2006 Plan Year)
Report of Independent Registered Public Accounting Firm (for December 31, 2005 Plan Year)
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005
Notes to Financial Statements
Schedule H: Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
B.	Exhibits
23.1 — Consent of KraftCPAs PLLC
23.2 — Consent of BKD, LLP

Report of Independent Registered Public Accounting Firm
Administrative Committee
Integra Bank Corporation Employees’ 401(k) Plan
Evansville, Indiana
We have audited the accompanying statement of net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan (Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the 2006 basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the 2006 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.
/s/ KraftCPAs PLLC
Nashville, Tennessee
June 26, 2007
Federal Employer Identification Number: 62-0713250

Report of Independent Registered Public Accounting Firm
Administrative Committee
Integra Bank Corporation Employees’ 401(k) Plan
Evansville, Indiana
We have audited the accompanying statement of net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan (Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the change in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ BKD, LLP
Evansville, Indiana
April 28, 2006
Federal Employer Identification Number: 44-0160260

Integra Bank Corporation Employees’ 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets

Investments, At Fair Value	$25,179,548	$22,043,568

Receivables
Employer’s contributions	46,166	11,312
Participants’ contributions	55,244	0
Accrued interest and dividends	21,912	21,170

	123,322	32,482

Cash	0	98,894

Total assets	25,302,870	22,174,944

Liabilities

Accounts payable	44,173	51,359

Net Assets Available for Benefits	$25,258,697	$22,123,585

See Notes to Financial Statements	2

Integra Bank Corporation Employees’ 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

Investment Income
Net appreciation in fair value of investments	$2,510,507	$707,261
Interest and dividends	622,001	405,124

Net investment income	3,132,508	1,112,385

Contributions
Employer	974,899	995,376
Participants	1,707,551	1,748,361
Rollovers	103,075	25,441

	2,785,525	2,769,178

Total additions	5,918,033	3,881,563

Deductions
Benefits paid directly to participants	2,662,876	4,003,193
Administrative expenses	120,045	132,917

Total deductions	2,782,921	4,136,110

Net Increase (Decrease)	3,135,112	(254,547)

Net Assets Available for Benefits, Beginning of Year	22,123,585	22,378,132

Net Assets Available for Benefits, End of Year	$25,258,697	$22,123,585

See Notes to Financial Statements	3

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 1: Description of the Plan
The following description of the Integra Bank Corporation Employees’ 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator, Integra Bank Corporation (Company, or Employer).
General
The Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s trustee is Integra Bank, N.A.
Contributions
Participants may contribute up to 100% of their annual compensation. Contributions are subject to certain limitations. Each eligible participant receives a Company matching contribution equal to 100% of the participant’s contribution up to 3% of compensation, and 50% of the participant’s contribution on the next 2% of compensation. In addition, the Company may make a profit-sharing contribution that is allocated to the individual accounts based on the percentage of the employee’s compensation to total compensation of all eligible employees. Rollover contributions may be made by employees who previously participated in a tax-qualified retirement plan maintained by another employer provided that it satisfies all applicable requirements of the Internal Revenue Code and any other requirements that the Plan administrator may establish.
Participant Investment Account Options
Investment account options include various mutual funds and Company stock. Each participant has the option of directing his or her contributions into any of the investment account options and may change the allocation daily.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocated share of, the Company’s contributions, forfeitures of terminated participants’ nonvested profit-sharing accounts and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Reclassification
Certain reclassifications have been made in the 2005 financial statements to be comparative with the 2006 presentation.

4

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
Vesting
Participants are immediately vested in their voluntary, rollover and Employer safe harbor matching contributions plus earnings thereon. A participant is fully vested in his or her profit-sharing account plus earnings therein after one year of continuous service. Alternatively, a participant may become fully vested in his profit-sharing account upon the attainment of age 65, disability, death or termination of the Plan. The nonvested balance is forfeited upon termination of service. Forfeitures relating to the profit-sharing accounts are allocated among active participants based upon compensation.
Payment of Benefits
Upon termination of service, an employee may elect to receive a lump-sum distribution equal to the value of his or her account. At December 31, 2006 and 2005, Plan assets include $120,468 and $129,695, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.
Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.
Note 2: Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Valuation of Investments and Income Recognition
Investments of the Plan are stated at fair value. Quoted market prices are used to value investments.
Shares of mutual funds are valued at the net asset value of shares held in the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. The investment in shares of the Company’s common stock is based on the closing price in an active market as of the last trading day of the year. Net realized and unrealized appreciation (depreciation) in fair value of investments consists of the change in unrealized appreciation or depreciation during the year, and the realized gain or loss on the sales of investments during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

5

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Plan Tax Status
The Plan obtained its latest determination letter on March 19, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Note 3: Investments
The Plan’s investments are held by Charles Schwab & Co., Inc. The following table presents the Plan’s investments. Investments that represent 5% or more of total Plan assets are separately identified.

	2006	2005
Investments at Fair Value as Determined by Quoted Prices in an Active Market
Mutual funds
Harbor Bond Fund	$2,806,420	$2,571,299
Vanguard 500 Index Fund	7,145,803	6,277,546
Alger Mid Cap Growth Fund	2,297,183	2,377,253
American Funds Capital World Growth and Income Fund	2,248,684	1,605,395
American Funds Growth Fund of America	1,272,529	1,111,571
Hotchkis & Wiley Large Cap Value Fund	1,828,102	1,513,534
Schwab Investor Money Fund	1,793,055	1,949,584
Other funds	3,128,211	2,244,567
Common stock
Integra Bank Corporation	2,659,561	2,392,819

Total investments	$25,179,548	$22,043,568

6

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
During the years ended 2006 and 2005, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $2,510,507 and $707,261, respectively, as follows:

	2006	2005

Investments at Fair Value as Determined by Quoted Prices in Active Market
Mutual funds	$1,959,605	$849,848
Common stock	550,902	(142,587)

Net appreciation in fair value	$2,510,507	$707,261

Interest and dividends realized on the Plan’s investments for the years ended 2006 and 2005, were $622,001 and $405,124, respectively.
Note 4: Related-party Transactions
The Integra Bank Trust Department acts as trustee of the Plan. Trustee fees of $46,276 and $58,292 were recorded by the Plan for the years ended December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, the Plan had accounts payable of $16,451 and $14,545, respectively, due to the trustee.
Included in Plan assets at December 31, 2006 and 2005, were shares of Integra Bank Corporation common stock totaling $2,659,561 and $2,392,819, respectively.
The Plan incurs expenses related to general administration and recordkeeping. The Plan sponsor may pay these expenses and certain accounting and auditing fees relating to the Plan.
Note 5: Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to Form 5500:

	2006	2005

Net assets available for benefits as shown in the financial statements	$25,258,697	$22,123,585
Amounts allocated to withdrawing participants	(120,468)	(129,695)

Net assets available for benefits as shown on Form 5500	$25,138,229	$21,993,890

7

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31 to Form 5500:

	2006	2005
Benefits paid to participants as shown in the financial statements	$2,662,876	$4,003,193
Add: Amounts allocated to withdrawing participants at end of year	120,468	129,695
Less: Amounts allocated to withdrawing participants at beginning of year	129,695	99,273

Benefits paid to participants as shown on Form 5500	$2,653,649	$4,033,615

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
Note 6: Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8

Supplemental Schedule

Integra Bank Corporation Employees’ 401(k) Plan
Employer Identification Number: 35-1632155
Plan Number: 002
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2006

		(c) Description of
		investment, including
	(b) Identity of issue,	maturity date, rate of
	borrower, lessor or similar	interest, collateral, par or	(d)	(e) Current
(a)	party	maturity value	Cost	Value

*	Integra Bank Corporation	Common stock	**	$2,659,561

		TOTAL COMMON STOCK		2,659,561

	Harbor Capital Advisors, Inc.	Harbor Bond Fund	**	2,806,420
	Vanguard Trust Company	Vanguard 500 Index Fund	**	7,145,803
	Janus Capital Corporation	Janus Mid Cap Value Fund	**	1,008,566
	The American Funds Group	American Funds Capital World Growth and Income Fund	**	2,248,684
	The American Funds Group	American Funds Growth Fund of America	**	1,272,529
	Alger and Company	Alger Mid Cap Growth Fund	**	2,297,183
	Mercury Advised	Hotchkis & Wiley Large Cap Value Fund	**	1,828,102
	DFA Investment Company	DFA U.S. Small Cap Value Fund	**	1,005,330
	Columbia Wagner Asset Management	Columbia Acorn Fund	**	1,108,049
	Charles Schwab Trust Company	Schwab Investor Money Fund	**	1,793,055
	Charles Schwab Trust Company	Schwab Retirement Advantage Money Fund	**	587
	Charles Schwab Trust Company	Schwab Money Market Fund		5,679

		TOTAL MUTUAL FUNDS		22,519,987

		TOTAL INVESTMENTS		$25,179,548

*	Indicates a party-in-interest to the Plan.

**	Cost not required to be presented for participant-directed investments.

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Integra Bank Corporation
Employees’ 401 (k) Plan
By: Integra Bank Corporation, as Plan Administrator

Date June 26, 2007	/s/ Cheryl L. Steinbacher
Cheryl L. Steinbacher
SVP Human Resources and Leadership Development Manager

Exhibit Index

Exhibit
Number	Description
23.1	Consent of KraftCPAs PLLC
23.2	Consent of BKD, LLP